Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rental expense on operating leases, and capitalized interest.

	Three months ended March 31, 2005	Year ended December 31,
		2004	2003	2002	2001	2000
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations	$91,609	$361,884	$288,266	$267,257	$242,567	$39,223
Add:
Debt expense	17,534	52,412	66,828	71,636	72,438	116,637
Interest portion of rental expense	7,118	25,772	22,927	20,336	18,116	17,140

	24,652	78,184	89,755	91,972	90,554	133,777

	$116,261	$440,068	$378,021	$359,229	$333,121	$173,000

Fixed charges:
Debt expense	17,534	52,412	66,828	71,636	72,438	116,637
Interest portion of rental expense	7,118	25,772	22,927	20,336	18,116	17,140
Capitalized interest	306	1,078	1,523	1,888	751	1,125

	$24,958	$79,262	$91,278	$93,860	$91,305	$134,902

Ratio of earnings to fixed charges	4.66	5.55	4.14	3.83	3.65	1.28

In the above presentation earnings adjusted for fixed charges for years prior to 2004 exclude debt refinancing charges that had been previously reported as extraordinary items.